Pricing Supplement dated December 21, 2007
          to the Product Prospectus Supplement dated October 19, 2007, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]        $2,837,000
                    Royal Bank of Canada
                    Principal Protected Equity Linked Notes Linked to a Global
                    Basket of Indices, due December 31, 2013



     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Assets described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated October 19, 2007 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Interest rate                 We will not pay you interest during the term of
(coupon):                     the notes.

Principal Protection:         100%

Reference Assets:             The payment at maturity on the notes are linked to
                              the value of a weighted basket (the "Basket") consisting of three indices (each a "Basket
                              Index", and together, the "Basket Indices"). Such weightings will be achieved by providing a Component Weight for each Basket Index.

                          Basket Index                                    Component      Initial Reference Level
                          ------------                                    ---------      -----------------------
                                                                           Weight
                                                                           ------
                          Standard & Poor's 500(R) Index                   33.3333%                1484.46

                          Dow Jones Euro STOXX 50(R) Index                 33.3333%                4384.55

                          Nikkei(R) 225 Index                              33.3334%               15257.00

Incorporated risk             The notes are subject to the risks set forth under
factors:                      the heading "General Risks" in the product
                              prospectus supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks
                              Specific To Notes Linked To The Performance Of An
                              Equity Security, An Equity Index Or A Basket Of
                              Equity Securities Or Equity Indices."

Initial Valuation             December 21, 2007
Date:

Issue Date:                   December 31, 2007

Maturity Date:                December 31, 2013

Payment at Maturity:          At maturity, you will receive a cash payment based
                              on the bullish formula described in the product prospectus supplement.

Reference Asset               The Reference Asset Performance is based on the
Performance:                  equal-weighted return of the Reference Assets.

Participation Rate:           100%

Special features of           The notes are principal protected equity linked
the notes:                    notes offering full participation in the
                              performance of the Reference Assets at maturity.
                              If the performance on the Reference Assets is zero or negative, the return on the notes will be limited to the principal amount. See the section
                              "Certain Features of the Notes" beginning on Page
                              PS-25 in the product prospectus supplement.

U.S. tax treatment            The term of your notes is approximately 6 years.
                              The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. See "Supplemental Discussion of Federal
                              Income Tax Consequences" in the product prospectus supplement.

Minimum                       $1,000 (except for certain non-U.S. investors for
Investment:                   whom the minimum investment will be higher)

Denomination:                 $1,000 (except for certain non-U.S. investors for
                              whom the denomination will be higher)

Final Valuation date:         December 23, 2013, subject to extension for market
                              and other disruptions.

Determination of              The Final Reference Level of the Reference Asset
Final Reference               on any trading day will equal the official closing
Level:                        level of the Standard & Poor's 500(R) Index, Dow
                              Jones Euro STOXX 50(R) Index and Nikkei(R) 225
                              Index or any successor index or indices thereto
                              (as described in the product prospectus
                              supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final Reference Level for the Reference Assets will be based on an alternate calculation of the Standard & Poor's 500(R) Index, Dow Jones Euro
                              STOXX 50(R) Index and Nikkei(R) 225 Index described under "Unavailability of the Reference
                              Price on a Valuation Date -- Reference Asset
                              Consisting of an Equity Securities Index" in the product prospectus supplement.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                     U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                        78008EH59

Calculation agent:            The Bank of New York.

Terms Incorporated            All of the terms appearing above the item
In the Master Note:           captioned "Listing" on the cover page of this
                              pricing supplement and the terms appearing under the caption "Additional Terms of the Principal
                              Protected Notes" in the product prospectus supplement with respect to principal protected notes dated October 19, 2007.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                    Per note           Total
                                                                                    --------           -----
Price to public.................................................................    100%             $2,837,000
Underwriting discounts and commission...........................................    3.75%            $106,387.50
Proceeds to Royal Bank..........................................................    96.25%           $2,730,612.50

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated October 19, 2007, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated October 19, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907002242/
     f101871424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                              Hypothetical Returns

Example 1--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is positive.
               Reference Asset          15%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x 15%) = $10,000 +
                                        $1,500 = $11,500
               On a $10,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $11,500, a 15% return on the Notes.

Example 2--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is negative.
               Reference Asset          -25%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x -25%) = $10,000 +
                                        $0 = $10,000; the Payment at Maturity
                                        cannot be less than zero; therefore, the Payment at Maturity will be limited to the Principal Amount.
               On a $10,000 investment, a -25% Reference Asset Performance results in a Payment at Maturity of $10,000, a 0% return on the Notes.




                             Historical Information


The graph below sets forth the historical performance of each Reference Asset. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of each Reference Assets. The information provided in this table is for the four calendar quarters in each of 2004, 2005, 2006 as well as for the first, second and third quarters of 2007 and for the period from October 1, 2007 through December 21, 2007.

We obtained the information regarding the historical performance of each Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of each Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market levels of each Reference Asset on the Valuation Date. We cannot give you assurance that the performance of any Reference Asset will result in any return in addition to your initial investment.

                                 S&P 500 Index
                                   ('98- '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2004             3/31/2004               1163.23                 1087.06                  1126.21
     4/1/2004             6/30/2004               1150.57                 1076.32                  1140.84
     7/1/2004             9/30/2004               1140.84                 1060.72                  1114.58
    10/1/2004            12/31/2004               1217.33                 1090.19                  1211.92

     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                   1168.2                  1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/21/2007               1576.09                 1406.10                  1484.46


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                                  Euro STOXX 50
                                   ('98- '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2004             3/31/2004               2965.15                 2680.04                  2787.49
     4/1/2004             6/30/2004               2919.57                 2630.21                  2811.08
     7/1/2004             9/30/2004               2842.81                 2559.88                  2726.3
    10/1/2004            12/31/2004               2960.97                 2727.76                  2951.01

     1/1/2005             3/31/2005               3117.77                 2914                     3055.73
     4/1/2005             6/30/2005               3198.89                 2911.48                  3181.54
     7/1/2005             9/30/2005               3438.76                 3079.89                  3428.51
    10/1/2005            12/30/2005               3621.89                 3212.07                  3578.93

     1/1/2006             3/31/2006               3881.69                 3515.07                  3853.74
     4/1/2006             6/30/2006               3897.4                  3379.66                  3648.92
     7/1/2006             9/29/2006               3921.15                 3462.77                  3899.41
    10/1/2006            12/29/2006               4147.38                 3858.87                  4119.94

     1/1/2007             3/31/2007               4278.22                 3906.15                  4181.03
     4/1/2007             6/30/2007               4572.82                 4163.77                  4489.77
     7/1/2007             9/30/2007               4564.03                 4028.72                  4381.71
    10/1/2007            12/21/2007               4502.8                  4176.3                   4384.55


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                     Japan Nikkei Average 225 (Benchmarked)
                                   ('98- '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2004             3/31/2004              11869                   10299.43                 11715.39
     4/1/2004             6/30/2004              12195.66                10489.84                 11858.87
     7/1/2004             9/30/2004              11988.12                10545.89                 10823.57
    10/1/2004            12/31/2004              11500.95                10575.23                 11488.76

     1/1/2005             3/31/2005              11975.46                11212.63                 11668.95
     4/1/2005             6/30/2005              11911.9                 10770.58                 11584.01
     7/1/2005             9/30/2005              13678.44                11540.93                 13574.3
    10/1/2005            12/30/2005              16445.56                12996.29                 16111.43

     1/1/2006             3/31/2006              17125.64                15059.52                 17059.66
     4/1/2006             6/30/2006              17563.37                14045.53                 15505.18
     7/1/2006             9/29/2006              16414.94                14437.24                 16127.58
    10/1/2006            12/29/2006              17301.69                15615.56                 17225.83

     1/1/2007             3/31/2007              18300.39                16532.91                 17287.65
     4/1/2007             6/30/2007              18297                   16999.05                 18138.36
     7/1/2007             9/30/2007              18295.27                15262.1                  16785.69
    10/1/2007            12/21/2007              17488.97                14669.85                 15257


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Although the Basket is not a recognized market index, the following graph depicts the historical performance of the basket as it would have occurred from December 5, 1997 to December 21, 2007, as though the Basket had been in existence since December 5, 1997 with a starting level of 6637.40 and Initial Basket Level for the Basket Indices determined as of that date. Any historical upward or downward trend in the level of the Basket during any period shown below is not an indication that the level of the Basket is more or less likely to increase or decrease at any time during the term of the securities. The historical values of the Basket do not give any indication of the future performance of the Basket and Royal Bank cannot make any assurance regarding the future performance of the Basket.



                                [CHART OMITTED]

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset Performance is zero or negative on the Final Valuation Date, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the Reference Asset Performance was positive as of some date or dates prior to the Final Valuation Date, because the payment at maturity will be calculated solely on the basis of the Reference Asset Performance (or otherwise determined by the calculation agent, in the case of a market disruption event) as of the Final Valuation Date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the levels of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.




                 Certain U.S. Federal Income Tax Considerations

          The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

          We have determined that the comparable yield for the notes is equal to 4.77% per annum, compounded semi-annually, with a projected payment at maturity of $1,326.89 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, subject to the adjustments described below to reflect the actual payment in the year in which the note matures, you would be required to report the following amounts as ordinary income from the note each year:

----------------------------------------------------------------------------------------------------------------------
                                                                            Total Interest Deemed to Have
                                                                            Accrued from Original Issue Date
                               Interest Deemed to Accrue During             (per $1000 note) as of End of Accrual
      Accrual Period           Accrual Period (per $1000 note)              Period
----------------------------------------------------------------------------------------------------------------------
Original Issue Date through                         $0                                         $0
December 31, 2007
----------------------------------------------------------------------------------------------------------------------
January 1, 2008 through                           $48.27                                     $48.27
December 31, 2008
----------------------------------------------------------------------------------------------------------------------
January 1, 2009 through                           $50.60                                     $98.87
December 31, 2009
----------------------------------------------------------------------------------------------------------------------
January 1, 2010 through                           $53.04                                    $151.91
December 31, 2010
----------------------------------------------------------------------------------------------------------------------
January 1, 2011 through                           $55.60                                    $207.51
December 31, 2011
----------------------------------------------------------------------------------------------------------------------
January 1, 2012 through                           $58.29                                    $265.79
December 31, 2012
----------------------------------------------------------------------------------------------------------------------
January 1, 2013 through                           $61.10                                    $326.89
December 31, 2013
----------------------------------------------------------------------------------------------------------------------

          However, if the amount you receive at maturity is greater than $1,326.89, you would be required to increase the amount of ordinary income that you recognize in 2013 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $1,326.89, such difference would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss

          You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

          For a further discussion of the tax treatment of your notes, please see the discussion under the heading "Supplemental Discussion of Federal Income Tax Consequences" in the product prospectus supplement.

                        Supplemental Plan of Distribution

          We expect that delivery of the Notes will be made against payment for the Notes on or about December 31, 2007, which is the fifth business day following the Initial Valuation Date (this settlement cycle being referred to as "T+5"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                   $2,837,000


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                            Principal Protected Notes

                                December 21, 2007